================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


   (MARK ONE)
   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

                           FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                                       OR

   [ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934
         [NO FEE REQUIRED].

                          COMMISSION FILE NUMBER 1-9965


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           KEITHLEY INSTRUMENTS, INC.
                        RETIREMENT SAVINGS TRUST AND PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           KEITHLEY INSTRUMENTS, INC.
                                28775 AURORA ROAD
                                SOLON, OHIO 44139

                           KEITHLEY INSTRUMENTS, INC.

                        RETIREMENT SAVINGS TRUST AND PLAN

                              FINANCIAL STATEMENTS

                            AND SUPPLEMENTAL SCHEDULE

                                    * * * * *

                           DECEMBER 31, 1999 AND 1998

                           KEITHLEY INSTRUMENTS, INC.

                        RETIREMENT SAVINGS TRUST AND PLAN

                          INDEX TO FINANCIAL STATEMENTS

                            AND SUPPLEMENTAL SCHEDULE



                                                                         PAGE
                                                                         ----

Report of independent accountants                                          1

Financial statements:

     Statement of Net Assets Available for
       Plan Benefits as of December 31, 1999 and 1998                      2

     Statement of Changes in Net Assets Available for
       Plan Benefits for the year ended December 31, 1999                  3

     Notes to financial statements                                        4-9

Supplemental schedule:

     Schedule of assets held for investment purposes
       at December 31, 1999                                           Schedule I












NOTE: Certain schedules required under the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as the conditions under which they are required are not present.

                        REPORT OF INDEPENDENT ACCOUNTANTS


June 16, 2000

To the Participants and Administrator
   of the Keithley Instruments, Inc.
   Retirement Savings Trust and Plan

In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Keithley Instruments, Inc. Retirement Savings Trust and Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP

                           KEITHLEY INSTRUMENTS, INC.

                        RETIREMENT SAVINGS TRUST AND PLAN

               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                        AS OF DECEMBER 31, 1999 AND 1998

                                                                1999                     1998
                                                            -----------              -----------

Investments, at fair value (cost of investments totaled
     $29,016,200 and $24,770,989 for the years ended
     December 31, 1999 and 1998, respectively)              $37,089,148              $28,967,999

Participants' loans                                             215,510                  267,478
                                                            -----------              -----------

                   Total investments                         37,304,658               29,235,477
                                                            -----------              -----------

Receivables:
     Employer contribution                                      327,831                   85,786
     Participant contributions                                  239,506                  124,537
                                                            -----------              -----------
           Total receivables                                    567,337                  210,323

Cash                                                            213,307                    2,969
                                                            -----------              -----------

     Net assets available for plan benefits                 $38,085,302              $29,448,769
                                                            ===========              ===========






The accompanying notes are an integral part of the financial statements.

                           KEITHLEY INSTRUMENTS, INC.

                        RETIREMENT SAVINGS TRUST AND PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1999

                                                                             1999
                                                                         -----------
     Additions:
       Investment income:
         Net appreciation on investments                                 $ 4,696,373
         Dividends and capital gains                                       2,872,441
         Other income                                                        367,458
         Interest                                                             23,129
                                                                         -----------
               Total investment income                                     7,959,401
                                                                         -----------

       Contributions:
         Employer                                                            567,336
         Participants                                                      1,751,211
                                                                         -----------
               Total contributions                                         2,318,547

               Total additions                                            10,277,948
                                                                         -----------

       Deductions:
         Distributions to participants                                     1,639,114
         Asset-based fees                                                      2,301
                                                                         -----------
               Total deductions                                            1,641,415
                                                                         -----------

               Net increase                                                8,636,533

Net assets available for plan benefits at beginning of year               29,448,769
                                                                         -----------

Net assets available for plan benefits at end of year                    $38,085,302
                                                                         ===========


The accompanying notes are an integral part of the financial statements.

                               KEITHLEY INSTRUMENTS, INC.

                            RETIREMENT SAVINGS TRUST AND PLAN

                              NOTES TO FINANCIAL STATEMENTS


NOTE 1 - PLAN DESCRIPTION:

The following description of the Keithley Instruments, Inc. Retirement Savings Trust and Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     Participation

The Plan is a defined contribution plan, established on January 1, 1988, covering all domestic employees of Keithley Instruments, Inc. and its participating subsidiaries (the "Company") who have attained age twenty-one. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Administration

The Plan is administered by the Company (the "Administrator"). The administration of the Plan includes exercising all necessary powers as provided by the Plan to interpret and apply the Plan provisions. The Company is vested with the right to settle claims or debts and to defend any claims arising from the operation of the Plan. Schwab Retirement Services, Inc. ("Schwab") is the trustee and acts as the custodian of the Plan.

     Contributions

Participants may elect to contribute up to 15 percent of their compensation and have the option of contributing their profit sharing award, if any, on a pre-tax basis subject to certain limitations of the Plan. In 1999, the Company paid a profit sharing award, which some employees decided to contribute to the Plan. It is the Company's policy to match at least $.25 of each dollar contributed, limited to six percent of a participant's compensation during the Plan year. Additionally, it is the Company's policy to match up to a maximum of $.50 of each dollar contributed, limited to six percent of a participant's compensation for the Plan year, based upon the Company's financial performance. For 1999 and 1998, the Company's match was $.50 and $.30 on each dollar contributed by participants up to six percent of a participant's compensation, respectively. The Company has complete discretion to determine its matching contribution, if any, each year.

     Participant accounts

Each participant has two separate accounts under each fund in which contributions have been invested on behalf of the participant. One account represents the participant's contributions and earnings thereon ("Participant Account") and the other account represents the employer's contributions, made on behalf of the respective participant, and the earnings thereon ("Employer Account"). Forfeitures of terminated participants' nonvested account balances are used to reduce future employer contributions.

Net assets available for Plan benefits of $16,804 and $13,445 were not allocated to participants' accounts at December 31, 1999 and 1998, respectively, due to forfeitures during each Plan year.

     Vesting

Participants are immediately vested in their voluntary contributions plus earnings thereon. Vesting of the employer contributions starts after the first year and is based on years of service. A participant is 100 percent vested after three years of credited service.

     Payment of benefits

Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or installment payments. In the case of a severe financial hardship, the Administrator at its sole discretion may direct an earlier distribution of all or a portion of a participant's account, subject to certain restrictions.

     Loans

In the case of a financial hardship as defined by the Plan, a participant may apply to the Administrator for a loan. The Administrator in accordance with a uniform nondiscriminatory policy, may direct the custodian to make a loan to a participant from their before-tax contribution account, subject to certain restrictions. Loans outstanding as of December 31, 1999 and 1998, bear interest rates ranging from 8-11 percent per annum.

     Termination provisions

The Company anticipates and believes that the Plan will continue indefinitely; however, the Company reserves the right to terminate the Plan at any time by an action of its Board of Directors. In the event of termination of the Plan, the assets then remaining will be allocated and distributed to participants in accordance with the terms and provisions of the Plan.

     Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for Plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for Plan benefits during the reporting period. Actual results could differ from those estimates.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Contributions and benefit distributions

Matching contributions from the Company are recognized during the period in which they are earned. Distributions are recognized during the period in which they are paid to a Plan participant.

     Investment valuation and income recognition

All investment accounts are included in the financial statements at fair value determined by quoted market prices as reported to the Plan by Schwab. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Realized gains or losses on security transactions are recorded in an amount equal to the difference between net proceeds received and the revalued cost at the date of sale and are reflected in the Statement of Changes in Net Assets Available for Plan Benefits.

The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net appreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

     Administrative expenses

Participation fees are paid by the Company. Asset-based fees are paid by the participants.

NOTE 3 - INVESTMENTS:

During 1999, 12 funds were available to participants for investment purposes. Schwab manages the distribution of assets among funds and provides recordkeeping services. Following is a description of each fund:

Schwab Stable Value Fund - This fund invests primarily in insurance company guaranteed investment contracts and arrangements commonly known as synthetic investment contracts, and other investments which seek to maintain principal value, protect against market volatility, obtain consistent income return and provide reasonable liquidity. Such transactions qualify as party in interest. At December 31, 1999, there were approximately 360 participants invested in this fund.

Invesco Total Return Fund - This fund invests in a combination of equities and investment-grade fixed-income securities and seeks capital appreciation and current income. The fund maintains at least 30% of its assets in equities, and at least 30% in fixed and variable rate debt securities. The fund may invest up to 25% of assets in foreign securities. At December 31, 1999, there were approximately 220 participants invested in this fund.

Aim Charter Fund - This fund invests a substantial portion of its assets in dividend-paying common stocks. No more than 10% of the fund's stocks may be in securities that are not currently paying dividends. The fund may invest in various short-term debt securities for liquidity or defensive purposes. It may invest up to 10% of assets in American depositary receipts, and another 10% in direct foreign securities. At December 31, 1999, there were approximately 290 participants invested in this fund.

Twentieth Century Select Fund - This fund normally invests at least 80% of assets in dividend-paying common stocks; however, these securities are chosen primarily for their growth potential. The fund intends to remain fully invested in stocks, regardless of the movement of stock prices generally. This fund may also invest without limit in foreign securities, including American depositary receipts. At December 31, 1999, there were approximately 290 participants invested in this fund.

Fidelity Magellan Fund - This fund invests primarily in common stocks and convertible securities. Up to 20% of its assets may be invested in debt securities of all types and qualities. The fund invests in domestic and foreign companies. There is no limitation on total foreign investment, but no more than 40% of the fund's assets may be invested in companies operating exclusively in one foreign country. At December 31, 1999, there were approximately 325 participants invested in this fund.

Twentieth Century Growth Fund - This fund normally invests substantially all assets in equity securities of large, established companies that meet its standards of earnings and revenue growth. However, it may hold up to 10% of assets in cash. The fund may only purchase securities of companies with at least three years of operations, and may invest in foreign securities without limit, including American depositary receipts. At December 31, 1999, there were approximately 290 participants invested in this fund.

T. Rowe Price Science & Technology Fund - This fund normally invests at least 65% of assets in companies, both foreign and domestic, that seek to develop or use scientific and technological advances. Industries include computers and peripheral, software, electronics, pharmaceutical and medical devices, telecommunications, biotechnology, waste management, chemicals, synthetic materials, defense and aerospace. These holdings may include both new and established companies. At December 31, 1999, there were approximately 290 participants invested in this fund.

T. Rowe Price New Horizons Fund - This fund invests primarily in common stocks of small, rapidly growing companies. Management concentrates on companies that may offer accelerating earnings growth because of new management, new products, or structural changes in the economy. The fund may invest up to 10% of assets in foreign securities, including American depositary receipts. At December 31, 1999, there were approximately 145 participants invested in this fund.

Scudder Global Fund - This fund invests in companies expected to benefit from global economic trends, promising technologies or specific country opportunities. It is expected that investments will be spread broadly around the world, including the United States, in companies of varying sizes. The fund generally invests in the equity securities of established companies listed on foreign securities exchanges. At December 31, 1999, there were approximately 130 participants invested in this fund.

Vanguard Index Extended Market Fund - This fund invests in a statistically selected sample of the stocks included in the Wilshire 4500 Index. This index consists of more than 5,000 primarily smaller to medium-sized common stocks traded on the NYSE, AMEX or listed on the NASDAQ. These stocks are not included in the S&P 500 Index. At December 31, 1999, there were approximately 120 participants invested in this fund.

UAM FMA Small Company Portfolio Fund - This fund invests at least 65% of assets in common stocks issued by U.S. companies with market capitalizations of $50 million to $1 billion. When selecting securities, the advisor looks for companies with low P/E ratios, strong cash flows, good credit lines, and improving balance sheets. The fund may invest up to 10% of assets in foreign securities. At December 31, 1999, there were approximately 75 participants invested in this fund.

Personal Choice Retirement Account - This fund provides for self-directed investing whereby each participant may choose to invest in any stock listed on a major U.S. exchange, over 1,200 mutual funds, bonds and other fixed-income investments, and money market funds. At December 31, 1999, there were approximately 15 participants invested in this fund.

The following table presents the fair value of the individual investments that represent 5 percent or more of the Plan's net assets:

                                                         December 31,
                                                 1999                    1998
                                              ----------              ----------

Schwab Stable Value Fund                      $6,068,851              $5,329,028
Invesco Total Retuen Fund                      1,876,522               2,427,358
Aim Charter Fund                               5,300,431               4,108,685
Twentieth Century Select Fund                  5,224,957               4,533,679
Twentieth Century Growth Fund                  4,402,998               3,411,401
Fidelity Magellan Fund                         5,429,758               4,195,673
T. Rowe Price Science & Technology Fund        4,464,347               1,752,302

The aggregate proceeds from transactions in the Plan's mutual fund investments was $7,288,896 for the year ended December 31, 1999. The related cost of these transactions was $6,968,304, resulting in a realized gain totaling $320,592 for the year ended December 31, 1999. Realized gains and losses on investments are included in the caption Net appreciation on investments in the Statement of Changes in Net Assets Available for Plan Benefits.

Cost is determined using the revalued cost method. Unrealized appreciation on Plan assets was $4,375,781 and $2,962,334 for the years ended December 31, 1999 and 1998.

NOTE 4 - FEDERAL INCOME TAX STATUS:

On February 13, 1996, the Internal Revenue Service advised that the Plan, as amended, is qualified and the trust thereunder is exempt from federal income tax pursuant to Section 401(a) of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan's administrator and the Plan's tax counsel believe that the plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 5 - RECENT ACCOUNTING PRONOUNCEMENTS

In September 1999, the Financial Accounting Standards Board issued Statement of Position 99-3, "Accounting for Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" ("SOP 99-3"), which changed the presentation of the Statement of Changes in Net Assets Available for Plan Benefits, eliminating the requirement to present earnings and expenses by investment fund. The Plan adopted SOP 99-3 for the Plan year end December 31,1999. The December 31, 1998 financial statements have been conformed to the SOP 99-3 presentation for comparability purposes.

                                                                     Schedule I
                                                                     Page 1 of 3

                           KEITHLEY INSTRUMENTS, INC.
                        RETIREMENT SAVINGS TRUST AND PLAN
      SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER 31, 1999

(a)      (b) Identity of Issue                                                (c) Number of Shares/Units        (e) Current Value
---      --- -----------------                                                --- ----------------------        --- -------------

         Cash                                                                                                       $     213,307
*        Schwab Stable Value Fund                                                                499,819                6,068,851
         Invesco Total Return Fund                                                                64,797                1,876,522
         Aim Charter Fund                                                                        286,820                5,300,431
         Twentieth Century Select Fund                                                            99,183                5,224,957
         Fidelity Magellan Fund                                                                   39,741                5,429,758
         Twentieth Century Growth Fund                                                           136,400                4,402,998
         T. Rowe Price Science & Technology Fund                                                  70,073                4,464,347
         T. Rowe Price New Horizons Fund                                                          37,979                1,045,555
         Scudder Global Fund                                                                      28,299                  883,494
         Vanguard Index Extended Market Fund                                                      24,103                  893,486
         UAM FMA Small Company Portfolio Fund                                                     18,415                  258,544
         Personal Choice Retirement Account:
              Cash and Equivalents                                                                                        180,951
              Common Stocks:
                  Actel Corp.                                                                        500                   12,000
                  Albertsons, Inc.                                                                   807                   26,047
                  Alottafun, Inc.                                                                    250                      172
                  Applied Micro Circuits Corp.                                                       150                   19,088
                  At Home Corp. Class A                                                              300                   12,863
                  Bank One Corp                                                                      810                   25,920
                  Banta Corp.                                                                        509                   11,486
                  Brush Wellman, Inc.                                                              1,000                   16,813
                  Cadence Design Systems, Inc.                                                       500                   12,000
                  CHS Electronics, Inc.                                                            1,000                    1,125
                  Cohu, Inc.                                                                       1,600                   49,600
                  Compaq Computer Corp.                                                              250                    6,766
                  Com21, Inc.                                                                      1,000                   22,438
                  Cutter & Buck, Inc.                                                              3,275                   49,533
                  CVS Corp.                                                                          802                   31,995
                  Cypress Semiconductor Corp.                                                        150                    4,856
                  Dell Computer Corp.                                                                250                   12,750
                  First Sec Corp.                                                                    750                   19,148
                  Gliatech, Inc.                                                                     200                    3,325
                  Home Depot, Inc.                                                                   150                   10,340
                  IFR Systems Inc.                                                                 2,000                   20,124
                  IOMega Corp.                                                                       500                    1,688
                  J P M Company                                                                      200                    1,575
*                 Keithley Instruments, Inc.                                                      13,695                  279,045
                  Keycorp, Inc.                                                                       50                    1,106

                                                                     Schedule I
                                                                     Page 2 of 3
                           KEITHLEY INSTRUMENTS, INC.
                        RETIREMENT SAVINGS TRUST AND PLAN
      SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER 31, 1999

(a)      (b) Identity of Issue                                                (c) Number of Shares/Units         (e) Current Value
---      --- -----------------                                                --- ----------------------         --- -------------

                  Komag                                                                              100                       313
                  Kulicke & Soffa Industries, Inc.                                                   300                    12,769
                  Lucent Technologies                                                                165                    12,382
                  Mattson Technology, Inc.                                                           400                     6,850
                  National Semiconductor Corp.                                                     1,000                    42,812
                  NCS Healthcare, Inc. Class A                                                     4,000                     9,625
                  Officemax, Inc.                                                                  3,000                    16,313
                  Pairgain Technologies                                                              500                     7,094
                  PictureTel Corp.                                                                   525                     2,264
                  PMC-Sierra, Inc.                                                                   100                    16,031
                  Reliant Energy, Inc.                                                                51                     1,162
                  RF Micro Devices, Inc.                                                             100                     6,844
                  Solectron Corp.                                                                    245                    23,306
                  Spyglass, Inc.                                                                     100                     3,792
                  State Street Corp.                                                                 400                    29,224
                  Steris Corp.                                                                       500                     5,125
                  Sterling Commerce                                                                  900                    30,600
                  Tyco International Ltd.                                                            200                     7,800
                  United Parcel Service Class B                                                      100                     6,900
                  Varco International, Inc.                                                          200                     2,038
                  Vishay Intertechnology, Inc.                                                       656                    20,746
                  Zoltek Companies, Inc.                                                             100                       863
                  Zoom Telephonics, Inc.                                                             200                     1,688
                                                                                                                           -------

                  Total Common Stocks                                                                                      918,344
                                                                                                                           -------

              Mutual Fund:
                  Firsthand Communication                                                            185                     2,710
                  Firsthand E-Commerce Fund                                                          300                     4,464
                  Firsthand Technology Innovators Fund                                                72                     3,572
                  Firsthand Technology Leaders Fund                                                   90                     4,035
                  Firsthand Technology Value Fund                                                     79                     7,118
                  Invesco Technology II                                                              189                    15,287
                  Janus Enterprise Fund                                                               39                     3,026
                  Janus Global Technology Fund                                                        92                     2,831
                  Midas Fund                                                                      27,919                    37,970
                  Munder Netnet Fund Class A                                                          34                     2,561

                                                                     Schedule I
                                                                     Page 3 of 3

                           KEITHLEY INSTRUMENTS, INC.
                        RETIREMENT SAVINGS TRUST AND PLAN
      SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER 31, 1999

(a)      (b) Identity of Issue                                                (c) Number of Shares/Units         (e) Current Value
---      --- -----------------                                                --- ----------------------         --- -------------

                  Profundsultraotc Fund                                                              254                    25,108
                  Vanguard Capital Opportunity Fund                                                1,092                    26,223
                  Vanguard Growth Index Fund                                                         152                     6,005
                                                                                                                         ---------

         Total Personal Choice Retirement Account                                                                        1,240,205
                                                                                                                         ---------

         Participant Loans, interest rates from 8 to 11% per
         annum                                                                                                             215,510
                                                                                                                         ---------

(*) Denotes an allowable party in interest.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      KEITHLEY INSTRUMENTS, INC.
                                      RETIREMENT SAVINGS TRUST AND PLAN
                                                 (Name of Plan)


Date:  June 27, 2000                  /s/ Mark J. Plush
                                      ------------------------------------------
                                      Mark J. Plush
                                      Vice President and Chief Financial Officer
                                      Keithley Instruments, Inc.